Exhibit 99.1

Bragg Gaming Partners with and Invests in Brazilian Specialist Online Casino Studio RapidPlay

April 10, 2025

Exclusive partnership strengthens Bragg’s position in Brazil with high-performance local content from seasoned industry veterans

Toronto, April 10, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading global B2B iGaming content and technology provider, today announced the acquisition of a strategic equity stake in, and the signing of an exclusive content partnership with RAPIDPLAY LTD (“RapidPlay”), a specialist Brazilian game development studio renowned for its localized, high-performance online casino content tailored to Brazilian and the broader Latin American market.

Founded by a team of veteran iGaming experts with deep roots in the region, RapidPlay has rapidly built a reputation for delivering premium, culturally attuned casino content that resonates with local Brazilian and Latin American players.

Under the terms of the agreement, Bragg receives an equity stake in RapidPlay and has entered into an exclusive commercial distribution agreement with RapidPlay at standard market terms.

The agreement allows Bragg to integrate and offer RapidPlay’s full content portfolio through its expanding base of licensed Brazilian operators.

RapidPlay’s highly efficient cost development model for producing high-quality, localized content is particularly attractive to Bragg, as it supports rapid scalability and margin efficiency—especially valuable in emerging markets like Brazil and the broader LatAm market.

Pursuant to the terms of the agreement with RapidPlay, Bragg also has an option to acquire a controlling interest in RapidPlay, should future strategic conditions align.

All titles developed under this partnership will be powered by Fuze™, Bragg’s proprietary engagement technology that features real-time gamification, player retention tools, and promotional capabilities — enhancing both player experience and operator performance.

This partnership builds on Bragg’s rapid expansion in Brazil, where it launched operations on January 1, 2025, and has already partnered with over one-third of the market’s licensed operators.

The Company’s São Paulo office, led by LatAm Regional Director Sara Mosallaee and Senior Account Manager Amanda Alexandrini, delivers fully localized support and expertise to operators across the region.

With Brazil’s newly regulated online casino market expected to generate USD 1.5 billion in 2025, growing to USD 3.7 billion by 2029, Bragg believes that the market could contribute up to 10% of the Company’s total revenue this year—underlining its strategic importance.

Neill Whyte, Chief Commercial Officer, Bragg Gaming Group commented: “This partnership with RapidPlay is more than just an investment — it’s a strategic move that strengthens our differentiated local content proposition.

“The studio combines creative excellence with operational efficiency, making it an ideal partner for our expansion efforts in the region.”

Rafael Roos Bordignon, CEO and Co-Founder of RapidPlay, commented: “RapidPlay was founded to create genuinely Brazilian gaming experiences. Joining forces with Bragg gives us the scale and structure to do that with even greater impact. We’re excited to enter this next phase together.”

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: the Company’s partnership with RapidPlay and the expected benefits and impact thereof, including on the operations and the results of the Company with respect to the Brazilian and Latin America markets and otherwise; and the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to execute on its partnership with RapidPlay; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates including with respect to the Brazilian and Latin America markets and otherwise, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers.  Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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